UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

CONSTELLATION PHARMACEUTICALS, INC.

(Name of Subject Company (Issuer))

MORPHOSYS DEVELOPMENT INC.

(Names of Filing Persons (Offeror))

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

210373106

(Cusip Number of Class of Securities)

Charlotte Lohmann

Member of the Executive Committee, Senior Vice President and General Counsel

MorphoSys AG

Semmelweisstrasse 7

82152 Planegg

Germany

+49 89-89927-0

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With copies to:

Stephan Hutter

Graham Robinson

Faiz Ahmad

Skadden, Arps, Slate, Meagher & Flom LLP

500 Boylston Street

Boston, MA 02116

(617) 573-4850

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
N/A	N/A

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of the tender offer.

☐

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable	Filing Party:	Not applicable
Form or Registration No.:	Not applicable	Date Filed:	Not applicable

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This filing relates solely to preliminary communications made before the commencement of a tender offer by MorphoSys Development Inc., a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of MorphoSys AG, a German stock corporation (Aktiengesellschaft) (“MorphoSys”), to acquire all of the outstanding shares of common stock of Constellation Pharmaceuticals, Inc., a Delaware corporation (“Constellation”), at a price of $34.00 per share, net to the seller in cash, without interest, pursuant to an Agreement and Plan of Merger, dated June 2, 2021, among Constellation, MorphoSys and Purchaser.

Forward-Looking Statements

This document contains forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, related to MorphoSys, Constellation and the acquisition of Constellation by MorphoSys (the “Transaction”) that are subject to risks, uncertainties and other factors. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including all statements regarding the intent, belief or current expectation of the companies’ and members of their senior management team. Forward-looking statements include, without limitation, statements regarding the Transaction and related matters, prospective performance and opportunities, post-closing operations and the outlook for the companies’ businesses, including, without limitation, the ability of MorphoSys to advance Constellation’s product pipeline, including pelabresib (CPI-0610) and CPI-0209, FSI-174 and FSI-189; regulatory approval of pelabresib (CPI-0610) and CPI-0209 on a timely basis; the anticipated timing of clinical data; the possibility of unfavorable results from clinical trials; filings and approvals relating to the Transaction; the expected timing of the completion of the Transaction; the expected plans for financing the Transaction (including the strategic partnership and financing collaboration with Royalty Pharma); the ability to complete the Transaction considering the various closing conditions; difficulties or unanticipated expenses in connection with integrating the companies; and any assumptions underlying any of the foregoing. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties and are cautioned not to place undue reliance on these forward-looking statements. Actual results may differ materially from those currently anticipated due to a number of risks and uncertainties. Risks and uncertainties that could cause the actual results to differ from expectations contemplated by forward-looking statements include: uncertainties as to the timing of the tender offer and merger; uncertainties as to how many of Constellation’s stockholders will tender their stock in the offer; the possibility that competing offers will be made; the possibility that various closing conditions for the Transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Transaction; the effects of the Transaction on relationships with employees, other business partners or governmental entities; the difficulty of predicting the timing or outcome of FDA approvals or actions, if any; the impact of competitive products and pricing; other business effects, including the effects of industry, economic or political conditions outside of the companies’ control; Transaction costs; actual or contingent liabilities; and other risks and uncertainties detailed from time to time in the parties’ periodic reports filed with the U.S. Securities and Exchange Commission (the “SEC”), including current reports on Form 8-K, quarterly reports on Form 10-Q, annual reports on Form 10-K, Form 20-F, and Form 6-K as well as the Schedule 14D-9 to be filed by Constellation and the Schedule TO and related tender offer documents to be filed by MorphoSys and MorphoSys Development, Inc., an indirect wholly owned subsidiary of MorphoSys. All forward-looking statements are based on information currently available to MorphoSys and Constellation, and MorphoSys and Constellation assume no obligation and disclaim any intent to update any such forward-looking statements.

Additional Information and Where to Find It

The tender offer described in this document has not yet commenced. This document is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Constellation Pharmaceuticals Inc. (“Constellation”), nor is it a substitute for any tender offer materials that MorphoSys AG (“MorphoSys”), or Constellation will file with the SEC. A solicitation and an offer to buy shares of Constellation will be made only pursuant to an offer to purchase and related materials that MorphoSys intends to file with the SEC. At the time the tender offer is commenced, MorphoSys will file a Tender Offer Statement on Schedule TO with the SEC, and Constellation will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. CONSTELLATION’S STOCKHOLDERS AND OTHER INVESTORS ARE URGED TO READ THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH

RESPECT TO THE TENDER OFFER. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be sent to all stockholders of Constellation at no expense to them. The Tender Offer Statement and the Solicitation/Recommendation Statement will be made available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained for free by contacting MorphoSys or Constellation. Free copies of these materials and certain other offering documents will be made available by MorphoSys by mail to MorphoSys AG., Semmelweisstrasse 7, 82152 Planegg, Germany, attention: Investor Relations, by phone at 49 (0)89 / 899 27 179, or by directing requests for such materials to the information agent for the offer, which will be named in the Tender Offer Statement. Copies of the documents filed with the SEC by Constellation will be available free of charge under the “Investors” section of Constellation’s internet website at https://ir.constellationpharma.com/investor-relations.

In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, Constellation and MorphoSys file periodic reports and other information with the SEC. MorphoSys’ and Constellation’s filings with the SEC are also available for free to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint Press Release, dated June 2, 2021

99.2	Announcement issued by MorphoSys AG, dated June 2, 2021

99.3	Investor Presentation by MorphoSys AG, dated June 2, 2021

99.4	Deal Infographic by MorphoSys AG

99.5	Email sent to MorphoSys employees on June 2, 2021

99.6	Frequently Asked Questions sent to MorphoSys employees on June 2, 2021

99.7	Email sent to Constellation employees on June 2, 2021

99.8	Social Media posts by MorphoSys on June 2, 2021